Exhibit 12.1

CONNORS BROS. HOLDINGS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (unaudited)

	Predecessor				Successor
	Years Ended December 31,			January 1, 2008 to November 22, 2008	November 23, 2008 (inception) to December 31, 2008	Year Ended December 31, 2009	Three Months Ended April 4, 2009	Three Months Ended April 3, 2010
	2005	2006	2007
				(in thousands, except ratios)
Pre-tax income (loss) from continuing operations	$50,504	$49,481	$(65,200)	$12,473	$(3,673)	$16,364	$1,581	$19,215

Fixed charges
Interest on long-term and short term debt	11,729	16,653	18,339	15,825	5,059	46,707	12,534	7,904
Capitalized interest	—	—	—	—	—	—	—	—
Preferred stock dividend	—	—	—	—	—	—	—	—
Rental expenses interest factor	—	—	—	—	—	—	—	—

Total fixed charges	11,729	16,653	18,339	15,825	5,059	46,707	12,534	7,904

Total earnings (loss)	$62,233	$66,134	$(46,861)	$28,298	$1,386	$63,071	$14,115	$27,119

Ratio of earnings to fixed charges (1)	5.3	4.0	(2.6)	1.8	0.3	1.4	1.1	3.4

(1)	For the year ended December 31, 2007, the ratio of earnings to fixed charges reflects a deficiency. In 2007, the Predecessor incurred losses as a result of a product recall. For the year ended December 31, 2007, the amount of the deficiency was $65.2 million, and the amount of pre-tax charges related to the product recall totaled $120.5 million. For the period from November 23, 2008 (inception) to December 31, 2008, the ratio of earnings to fixed charges reflects a deficiency. In 2008, the Successor incurred losses as a result of non-cash inventory “step-up” charges and the cost of hedging purchase price consideration. For the period from November 23, 2008 (inception) to December 31, 2008, the amount of the deficiency was $3.7 million, and the amounts of the non-cash inventory “step-up” charges and cost of hedging purchase price consideration were $3.6 million and $7.6 million, respectively.